SCHEDULE 14A
                                 (RULE 14A-101)
                     INFORMATION REQUIRED IN PROXY STATEMENT
                            SCHEDULE 14A INFORMATION
           PROXY STATEMENT PURSUANT TO SECTION 14(A) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                               (Amendment No. 1)

Filed by the registrant
Filed by a party other than the registrant |X|
Check the appropriate box:
[X] Preliminary proxy statement     |_| Confidential, for use of the  Commission
                                    only (as permitted by Rule 14a-6(e)(2)

|_| Definitive proxy statement
|_| Definitive additional materials
|_| Soliciting material pursuant to Rule 14a-11(c) or Rule 14a-12

                             ESKIMO PIE CORPORATION
                (Name of Registrant as Specified in Its Charter)

                       YOGEN FRUZ WORLD-WIDE INCORPORATED
(Name of Person(s) Filing Proxy Statement if other than the Registrant)

Payment of filing fee (Check the appropriate box):

     |X| No fee required.
     Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

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     (1) Title of each class of securities to which transaction applies:

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     (2) Aggregate number of securities to which transactions applies:

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     (3) Per unit  price  of other  underlying  value  of  transaction  computed pursuant to Exchange Act Rule 0-11:(1)

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     (4) Proposed maximum aggregate value of transaction:

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     (5) Total fee paid:

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     |_| Fee paid previously with preliminary materials.

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     |_| Check box if any part of the fee is offset as provided by Exchange  Act
Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     (1) Amount previously paid:

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     (2) Form, schedule or Registration Statement no.:

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     (3) Filing party:

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     (4) Date filed:

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(1)  Set forth the amount on which the filing fee is calculated and state how it was determined.

                                PRELIMINARY COPY

                               PROXY STATEMENT OF

                       YOGEN FRUZ WORLD-WIDE INCORPORATED
                           --------------------------
                             ESKIMO PIE CORPORATION
                       1999 ANNUAL MEETING OF SHAREHOLDERS
                         SCHEDULED FOR SEPTEMBER 8, 1999
                               -------------------

TO ALL SHAREHOLDERS OF ESKIMO PIE CORPORATION:

     This Proxy Statement is being furnished to you, as a holder of the Common Stock, par value $1.00 (the "Common Stock"), of Eskimo Pie Corporation ("Eskimo"), in connection with the solicitation of proxies by Yogen Fruz World-Wide Incorporated ("Yogen") for use in connection with the 1999 Annual Meeting of Eskimo's Shareholders ("Shareholders"), which is scheduled to be held on September 8, 1999 at 10:00 A.M. in the Auditorium of the Crestar Center, 919 East Main Street, Richmond, VA and at adjournments or postponements thereof (the "Annual Meeting").

     Carefully review this Proxy Statement and the enclosed materials concerning
proposals   submitted  by  Yogen  to  be  voted  upon  at  the  Annual   Meeting
(collectively, the "Yogen Proposals").

     YOUR PROXY IS IMPORTANT. NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN, PLEASE VOTE FOR THE YOGEN PROPOSALS BY SO MARKING, SIGNING, DATING AND MAILING THE ENCLOSED BLUE PROXY CARD IN THE ENCLOSED POSTAGE-PAID ENVELOPE PROMPTLY.

     You CANNOT use Management's WHITE proxy card to vote FOR the Yogen proposals set forth herein.

     Proxies in the accompanying BLUE proxy card, duly executed and mailed, and which are not revoked, will be voted at the Annual Meeting.

     Any proxy given pursuant to this solicitation may be revoked by you at any time prior to the voting of the proxy by a subsequently dated proxy, by written notification to Yogen, or by personally withdrawing the proxy at the Annual Meeting and voting in person.

     The address and telephone number of Yogen, to which all BLUE proxy cards should be remitted prior to the Annual Meeting are:

                              TENZER GREENBLATT LLP
                        405 Lexington Avenue, 23rd Floor
                            New York, New York 10174
                               Tel: (212) 885-5000
                           Attn: Benjamin Raphan, Esq.

     This Proxy Statement and BLUE proxy card are first being sent to Shareholders on or about August [_], 1999.

     If you have any questions or have any difficulty granting proxies, you are invited to call Michael Serruya at Yogen at 905-479-8762 (Extension 225).

                               ELIGIBILITY TO VOTE

     Only Shareholders of record at the close of business on July 23, 1999 (the "Record Date") are entitled to notice of and to vote at the Annual Meeting. According to Eskimo's proxy statement dated July 15, 1999 (the "Management Proxy Statement"), there were 3,462,850 shares of the Common Stock issued and outstanding as of the close of business on the Record Date and therefore entitled to vote at the Annual Meeting. Each share of Common Stock entitles the holder to one vote on each matter submitted to a vote at the Annual Meeting.

                                VOTING PROCEDURES

     Adoption of Proposal I of Yogen, concerning the election of the members constituting the Yogen Slate of Directors (as defined below), requires the affirmative vote of a plurality of the shares of Common Stock, present in person or represented by proxy at the Annual Meeting, provided a quorum exists. A quorum is present if, as of the Record Date, at least a majority of the outstanding shares of Common Stock are present in person or by proxy at the Annual Meeting. Passage of Proposals II and III, concerning the proposed amendments to Eskimo's By-laws will require the affirmative vote of the holders of a majority of the shares of Common Stock cast with respect thereto, provided a quorum exists. The three Yogen Proposals set forth herein do not give rise to appraisal rights to the shareholders of Eskimo.

     Unless otherwise stated, all shares represented by a valid unrevoked BLUE proxy card will be voted as so instructed.

     If you sign, date and return a BLUE proxy card, your shares will be voted FOR the election of the Yogen Slate of Directors (as defined below) ("Proposal i") and FOR each of the Yogen By-law Amendments A and B (as defined below) ("Proposals II and III"), even if no specification is made; and will be voted in the discretion of the persons named therein on any other matters that may properly come before the Annual Meeting which are incident to the conduct of the Annual Meeting or which are not known a reasonable period of time prior to the Annual Meeting. Proxies may be revoked at any time provided a written revocation which clearly identifies the proxy being revoked is executed and delivered to Tenzer Greenblatt LLP, 405 Lexington Avenue, New York, New York 10174, Attn:
Benjamin Raphan, Esq. or to Eskimo Pie Corporation, 901 Modrefield Park Drive, Richmond, VA 23238. A later dated proxy automatically revokes an earlier dated one. Shareholders may also revoke any proxy given by attending the Annual Meeting and voting their shares of Common Stock at the Annual Meeting.

     IF A SHAREHOLDER OWNS SHARES OF COMMON STOCK IN THE NAME OF A BROKERAGE FIRM, BANK NOMINEE OR OTHER INSTITUTION, ONLY SUCH INSTITUTION MAY VOTE THE SHAREHOLDER'S SHARES OF COMMON STOCK. ACCORDINGLY, SUCH SHAREHOLDERS SHOULD CONTACT THE PERSON RESPONSIBLE FOR THEIR RESPECTIVE ACCOUNTS AND GIVE INSTRUCTIONS WITH RESPECT TO THE GRANTING OF PROXIES. THE BROKER CANNOT VOTE YOUR SHARES WITHOUT YOUR SPECIFIC INSTRUCTIONS.

     In accordance with Virginia law, abstentions and "broker non-votes" (i.e. proxies from brokers or nominees indicating that such persons have not received instructions from the beneficial owner or other persons entitled to vote shares as to a matter with respect to which the brokers or nominees do not have discretionary power to vote) will be treated as present for purposes of determining the presence of a quorum for the transaction of business at the Annual Meeting, but are not counted as "Cast" for purposes of determining whether any of these proposals has been approved. Therefore, an abstention or broker non-vote will have no legal effect with respect to these proposals.

     IF YOU HAVE ALREADY MAILED THE WHITE PROXY CARD SUPPLIED TO YOU BY ESKIMO'S MANAGEMENT, YOU HAVE EVERY RIGHT TO CHANGE YOUR VOTE BY SIGNING, DATING AND RETURNING THE ENCLOSED BLUE PROXY CARD. IF YOU HAVE NOT MAILED THE WHITE PROXY CARD SENT TO YOU BY ESKIMO, PLEASE DO NOT RETURN THE WHITE PROXY CARD EVEN TO VOTE FOR YOGEN PROPOSALS II AND III, OR AGAINST THE ESKIMO DIRECTOR NOMINEES. PLEASE DESTROY ANY WHITE PROXY CARD YOU MAY HAVE.

     Only your latest proxy will count at the Annual Meeting. You CANNOT use management's WHITE proxy card to vote for Yogen Proposal I (election of Yogen Slate of Directors).

     IN ORDER TO VOTE FOR THE YOGEN PROPOSAL I (ELECTION OF YOGEN SLATE OF DIRECTORS) OR PROPOSAL III (BY-LAW AMENDMENT REGARDING SPECIAL MEETINGS), YOU MUST SIGN, DATE AND RETURN THE ENCLOSED BLUE PROXY CARD.


                           YOGEN'S PROXY SOLICITATION

     Yogen, in opposition to Eskimo's Board of Directors, is soliciting your proxy vote in favor of enacting the following three proposals (collectively, the "Yogen Proposals") at the Annual Meeting:

          (1) Election of Yogen Slate of Directors to elect Messrs. Michael Serruya, Aaron Serruya, David Prussky, David M. Smith, David J. Stein,
     Benjamin Raphan and Edward Obadiah (the "Yogen Slate of Directors") as directors of Eskimo;

          (2) By-Law Amendment regarding Eskimo's Rights Plan to amend the By-laws of Eskimo ("Yogen By-law Amendment A") to provide that Eskimo's Board of Directors will carry out a resolution authorizing the partial or complete redemption of, or amendment to, the Shareholders' Rights Agreement, dated January 21, 1993, between Eskimo and Mellon Securities Trust Company, as rights agent (the "Rights Agreement"), if such resolution is authorized and approved by the affirmative vote of shareholders owning or having the right to vote at least a majority of the capital stock of Eskimo, and any rights, options or warrants for the purchase of shares of Eskimo or other instrument of a similar type or kind, which would in effect allow the Eskimo Shareholders owning or having the right to vote a majority of the Eskimo capital stock to amend or redeem the Rights Agreement. The Eskimo shareholders do not currently have the right to vote on such amendment or redemption; and

          (3) By-Law Amendment regarding Special Meetings to amend the By-laws of Eskimo ("Yogen By-law Amendment B") to provide that Shareholders owning or having the right to vote at least 5% of the outstanding capital stock of Eskimo shall be permitted to call a special meeting of the shareholders of Eskimo.

     EACH OF THE ELECTION OF THE YOGEN SLATE OF DIRECTORS AND THE YOGEN PROPOSALS IS SEPARATE AND DISTINCT FROM THE OTHER PROPOSALS AND THE SHAREHOLDERS MAY APPROVE OR VOTE SEPARATELY ON ANY OR ALL OF THE YOGEN PROPOSALS. Yogen intends to utilize the services of its current officers, directors and employees to solicit proxies and intends to have such persons meet with and call various Eskimo Shareholders. Such persons shall not receive any additional compensation for such services.


                            REASONS FOR SOLICITATION

          The purpose of the Yogen Proposals is:

     (I) TO ELECT A BOARD OF DIRECTORS WHOSE MEMBERS ARE COMMITTED, SUBJECT TO THEIR FIDUCIARY DUTIES, TO ENHANCE SHAREHOLDER VALUE BY A SALE OF ESKIMO PIE CORPORATION OR ALL OF ITS ASSETS TO THIRD PARTIES OTHER THAN YOGEN; AND

     (II) TO PERMIT A MAJORITY OF SHAREHOLDERS OF ESKIMO TO DIRECT ESKIMO'S BOARD OF DIRECTORS TO REDEEM OR AMEND THE RIGHTS AGREEMENT TO FACILITATE A TRANSACTION (INCLUDING A SALE OF ESKIMO PIE CORPORATION OR ALL OF ITS ASSETS) IF THE MAJORITY OF ESKIMO'S SHAREHOLDERS BELIEVE IT TO BE ECONOMICALLY BENEFICIAL TO SHAREHOLDERS, AND THEREBY TO RESTORE MEANINGFUL BALANCE BETWEEN THE SHAREHOLDERS AND DIRECTORS INTERESTS WITH RESPECT TO THE RIGHTS AGREEMENT, WITHOUT LOSING ITS EFFECTIVENESS AS A DETERRENT TO UNSOLICITED OFFERS OR HOSTILE TAKEOVERS NOT IN THE BEST INTEREST OF ESKIMO.

          IMPORTANT: IF THE YOGEN PROPOSALS ARE ADOPTED, YOGEN AND ITS MANAGEMENT WILL RECEIVE NO COMPENSATION OF ANY KIND FOR ITS EFFORTS TO INCREASE SHAREHOLDER VALUE BY ARRANGING A SALE OF ESKIMO PIE CORPORATION OR ALL OF ITS ASSETS TO ONE OR MORE THIRD PARTIES OTHER THAN YOGEN. IN ADDITION, YOGEN'S NOMINEES HAVE AGREED TO SERVE WITHOUT COMPENSATION AND WILL NOT RECEIVE FEES, GRANTS OF OPTIONS OR OTHER COMPENSATION FOR SERVING ON THE ESKIMO BOARD OF DIRECTORS. YOGEN STANDS TO BENEFIT SOLELY BY THE INCREASED VALUE OF ITS SHARES IT HOPES TO ACHIEVE, WHICH WILL BENEFIT ALL SHAREHOLDERS.

     Yogen believes that the following potential purchasers would have a strong interest in acquiring one or more parts of Eskimo: Nestle, Inc., Suiza Foods, Inc., Dean Foods, Shamrock Foods, Unilever, Inc., Guernsy Bell, Inc. Star Kay White, Inc. David Michaels, Inc. TCBY, Inc. YoCreme, Inc., Welch's Foods, Inc. and Queensboro, Inc.

Election of the Yogen Nominees

     YOGEN BELIEVES THAT, EXCEPT FOR ACTIONS TAKEN AS A RESULT OF THE INTEREST IN ESKIMO EXPRESSED BY YOGEN, ESKIMO HAS NOT TAKEN ANY SIGNIFICANT STEPS TOWARD MAXIMIZING SHAREHOLDER VALUE OR REVERSING THE SLIDE OF ESKIMO'S FORTUNES OVER THE LAST SEVERAL YEARS. YOGEN BELIEVES THAT ALTHOUGH ESKIMO ANNOUNCED EARLIER THIS YEAR, ITS INTENTION TO RESTRUCTURE CERTAIN OPERATIONS, ESKIMO WOULD NOT HAVE TAKEN SUCH ACTION IF IT WERE NOT FOR THE DISCUSSIONS HAD WITH YOGEN. ESKIMO HAS NOT, IN FACT, SINCE THAT DATE, ANNOUNCED OR YOGEN BELIEVES TAKEN ANY MEANINGFUL ACTION WITH RESPECT TO ITS PROPOSED PLAN.

     IN VIEW OF ESKIMO'S POOR RECENT PERFORMANCE, AS REFLECTED IN THE DECLINE OF THE MARKET PRICE OF ITS STOCK FROM HIGHS OF $21.50 IN 1994, $21.25 IN 1995, $22.00 IN 1996, $14.25 IN 1997 AND $16.25 IN 1998, TO A CURRENT PRICE OF $10.
3/16 (WHICH YOGEN BELIEVES HAS ALREADY BEEN SUPPORTED BY THE INTEREST OF YOGEN SINCE ITS TWELVE MONTH LOW WAS 6 5/8), AND THE DECLINE IN ITS NET SALES AND NET INCOME PER SHARE RESULTS DURING THE PAST FIVE FISCAL YEARS FROM APPROXIMATELY $71 MILLION AND $4.85 FOR THE FISCAL YEAR ENDED DECEMBER 31, 1994, $84 MILLION AND $5.08 FOR THE FISCAL YEAR ENDED DECEMBER 31, 1995, $74 MILLION AND -$2.05 FOR THE FISCAL YEAR ENDED DECEMBER 31, 1996 TO APPROXIMATELY $66 MILLION AND $.11 FOR THE FISCAL YEAR ENDED 1997 AND $63 MILLION AND $.86 FOR THE FISCAL YEAR ENDED 1998, YOGEN BELIEVES IT WOULD BE ADVANTAGEOUS FOR SHAREHOLDERS TO ELECT A NEW BOARD OF DIRECTORS MADE UP OF THE YOGEN SLATE OF DIRECTORS TO IMPLEMENT THE SALE OF ESKIMO OR ALL OF ITS ASSETS TO THIRD PARTIES OTHER THAN YOGEN.

     YOGEN BELIEVES THAT HISTORICAL OPERATIONS REFLECT THAT MAXIMIZING SHAREHOLDER VALUE CANNOT BE ACHIEVED BY CONTINUING TO OPERATE ESKIMO. WHILE ESKIMO RECENTLY REPORTED "INCREASES" IN SALES AND PROFITS, MARKET DATA SHOWS DECLINES IN CONSUMER PURCHASES OF ESKIMO'S PRODUCTS DURING THE SAME PERIOD. FOR ANY GIVEN PERIOD, ESKIMO CAN AFFECT ITS SALES AND PROFITS BY SHIPPING EXTRAORDINARY AMOUNTS OF PACKAGING TO ITS LICENSEES, AND BOOKING THE SALES (PACKAGING REQUIRES NO REFRIGERATION, SO IT IS INEXPENSIVE FOR LICENSEES TO STORE EXCESS AMOUNTS). IF LICENSEES HAVE BEEN OVER-LOADED WITH EXCESS PACKAGING THE RESULTING GROWTH IS ONLY TEMPORARY. ACTUAL SALES TO CONSUMERS HAVE BEEN DECLINING. YOGEN BELIEVES THE LICENSEES WILL DRASTICALLY REDUCE THEIR PURCHASES FROM ESKIMO IN SUBSEQUENT PERIODS TO BALANCE OFF THE PRIOR "OVER SHIPMENTS".

     YOGEN BELIEVES THAT IT IS IN THE SHAREHOLDERS BEST INTERESTS FOR THE ESKIMO BOARD OF DIRECTORS (PRESENT OR FUTURE) TO PURSUE THE POSSIBILITY OF A SALE OF ESKIMO OR ITS ASSETS TO THIRD PARTIES OTHER THAN YOGEN, AND TO CONSUMMATE SUCH TRANSACTIONS TO INCREASE SHAREHOLDER VALUE.

     YOGEN BELIEVES THAT THE VARIOUS PARTS OF ESKIMO'S BUSINESS ARE OF GREATER VALUE THAN ITS BUSINESS TAKEN AS A WHOLE.

     YOGEN WILL WORK TO MAXIMIZE SHAREHOLDER VALUE BY SELLING ESKIMO PIE CORPORATION OR ALL OF ITS ASSETS TO ONE OR MORE THIRD PARTIES OTHER THAN YOGEN.

     YOGEN WILL NOT PURCHASE ESKIMO'S BUSINESS OR ANY PART THEREOF, AND WILL NOT PURSUE ANY STRATEGIC TRANSACTION WITH ESKIMO. IN FACT, YOGEN AND ITS MANAGEMENT WILL NOT RECEIVE ANY COMPENSATION OF ANY KIND FOR ITS EFFORTS TO ARRANGE AND CLOSE A SALE OF ESKIMO OR ITS ASSETS, AND THE YOGEN NOMINEES HAVE AGREED TO SERVE WITHOUT COMPENSATION AND WILL NOT RECEIVE ANY FEES, GRANTS OF OPTIONS OR OTHER COMPENSATION FOR

SERVING ON THE ESKIMO BOARD OF DIRECTORS.

     AS ESKIMO'S LARGEST SINGLE SHAREHOLDER, YOGEN'S ONLY MOTIVATION FOR SOLICITING YOUR SUPPORT IS TO ACCOMPLISH A SALE OF ESKIMO OR ITS ASSETS TO ONE OR MORE THIRD PARTIES OTHER THAN YOGEN, TO MAXIMIZE VALUE TO SHAREHOLDERS. YOGEN WILL GAIN NO BENEFIT OTHER THAN THE INCREASED VALUE OF ITS SHARES, WHICH WILL BENEFIT ALL SHAREHOLDERS. WHILE ESKIMO IS A CURRENT COMPETITOR OF YOGEN, YOGEN BELIEVES THAT A SALE OF ITS ASSETS TO OTHER COMPETITORS WOULD NOT BENEFIT YOGEN AS ESKIMO'S BUSINESS WOULD CONTINUE IN THE HANDS OF PURCHASERS, CERTAIN OF WHICH YOGEN BELIEVES HAVE GREATER FINANCIAL RESOURCES THAN ESKIMO WITH WHICH TO MARKET THE BRANDS THEY WOULD ACQUIRE.

     There is no assurance that if the Yogen Proposals are adopted, such transactions will be effected or will result in Shareholders receiving proceeds substantially greater than the current market price of Eskimo's stock. If the Yogen Nominees are elected to the Eskimo Board and such transactions cannot be effected on favorable terms, the Yogen Nominees will seek to operate Eskimo's business profitably while pursuing opportunities to engage in strategic transactions with third parties on terms advantageous to Shareholders, although the Yogen Nominees have no specific plans for changing Eskimo's business operations.

Adoption of Yogen By-Law Amendments

     WHILE SOME BUSINESS AND LEGAL COMMENTATORS DISAGREE, YOGEN BELIEVES THAT THE RIGHTS AGREEMENT IS, IN ITS CURRENT FORM, HARMFUL TO THE INTERESTS OF SHAREHOLDERS BECAUSE IT COULD ENABLE THE BOARD OF DIRECTORS TO BLOCK A TRANSACTION WHICH WOULD BE ECONOMICALLY BENEFICIAL TO THE SHAREHOLDERS.

     YOGEN BELIEVES THAT THE YOGEN BY-LAW AMENDMENT A WOULD PROTECT THE SHAREHOLDERS BY PERMITTING THE SHAREHOLDERS TO DECIDE THEIR OWN FATE WITH RESPECT TO PROPOSED TRANSACTIONS BY REQUIRING THAT THE BOARD OF DIRECTORS OF ESKIMO FOLLOW THE DIRECTION OF THE SHAREHOLDERS WITH RESPECT TO THE REDEMPTION OR AMENDMENT OF THE RIGHTS AGREEMENT IN ORDER TO FACILITATE A PROPOSED TRANSACTION. YOGEN BY-LAW AMENDMENT B ENABLES THE SHAREHOLDERS TO CALL A MEETING IN ORDER TO EFFECTUATE IN A TIMELY MANNER THE PROPOSED BYLAW AMENDMENT A. The adoption of Yogen by Law Amendment A may subject the shareholders of Eskimo to increased risks from unsolicited tender offers.

     INFORMATION CONCERNING YOGEN FRUZ WORLD-WIDE INCORPORATED

General

     AT THE TIME OF THIS PROXY SOLICITATION, YOGEN IS THE LARGEST SINGLE BENEFICIAL OWNER OF THE COMMON STOCK, HOLDING 587,700 SHARES OF THE COMMON STOCK REPRESENTING APPROXIMATELY 16.97% OF THE ISSUED AND OUTSTANDING SHARES OF COMMON STOCK. Such ownership interest is calculated based on the issued and outstanding shares of the Common Stock as reported in the Management's Proxy Statement filed with the Securities And Exchange Commission ("Commission") on Schedule 14A with respect to the Annual Meeting.

     AS ESKIMO'S LARGEST SINGLE SHAREHOLDER, YOGEN'S MOTIVATION FOR SOLICITING YOUR SUPPORT IS TO ACCOMPLISH A SALE OF ESKIMO PIE CORPORATION OR ALL OF ITS ASSETS TO A THIRD PARTY OTHER THAN YOGEN.

     YOGEN WILL NOT RECEIVE ANY COMPENSATION OF ANY KIND FOR ITS EFFORTS, AND THE YOGEN NOMINEES HAVE AGREED TO SERVE WITHOUT COMPENSATION AND WILL NOT RECEIVE ANY FEES, GRANTS OF OPTIONS OR OTHER COMPENSATION FOR SERVING ON THE ESKIMO BOARD OF DIRECTORS.

     Yogen is a company organized under the laws of the Province of Nova Scotia, Canada and maintains its principal executive offices at 8300 Woodbine Avenue, 5th Floor, Markham, Ontario, Canada, L3R 9Y7, Tel. (905) 479-8762. Yogen has approximately 4,900 locations, through company owned, franchised and non-traditional partnership locations in 82 countries. Yogen operates a Family of Brands including Yogen Fruz, I Can't Believe It's Yogurt, Bresler's Ice Cream, Honey Hill Farms Frozen Yogurt, Swensen's Ice Cream, Steve's Ice Cream, Golden Swirl, Paradise, Ice Cream Churn and Java Coast Fine Coffees. Yogen also directly, and through its subsidiary Integrated Brands, markets, sells and distributes Tropicana frozen fruit juice bars and frozen dessert products, as well as a variety of frozen novelties and frozen dessert products under the Betty Crocker, Trix, Yoplait, Colombo, Lucky Charms and Yoo Hoo brand names, pursuant to long-term license agreements. Yogen's capital stock is traded on the Toronto Stock Exchange.

     Yogen is subject to certain informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act" applicable to a foreign issuer) and, in accordance therewith, files certain reports and other documents with the Commission relating to its business, financial condition and other matters. On each of December 10, 1998, December 17, 1998, July 1, 1999 and July 2, 1999 Yogen filed with the Commission reports on Schedule 13D reflecting its ownership interest in Eskimo and its intent with respect thereto. Such reports and other documents are available for inspection at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, DC 20549. The Commission also maintains an Internet web site at http://www.sec.gov that contains electronic copies of Yogen's filings with the Commission that were made on an electronic basis.

     Yogen has not been: (i) convicted in any criminal proceeding during the last ten (10) years or (ii) a party to any proceeding in which Yogen was a party adverse to Eskimo or had a material interest adverse to Eskimo. In addition, Yogen has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction (including bankruptcy proceedings) during the last five (5) years and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Past Transactions between Yogen and Eskimo

     Since January 1, 1998, Yogen has engaged in the following transactions and/or had the following business relationships with Eskimo:

     Purchase of Common Stock. As set forth in Exhibit 1 hereto, Yogen has purchased 587,700 shares of Eskimo's common stock for an aggregate cost of $7,627,917.65. With the exception of an aggregate of 365,500 shares acquired in two private transactions, Yogen purchased all such shares on the open market. The private transactions were the result of arms' length negotiations with institutional holders for consideration consistent with the then market price for such shares. The source of funds used to purchase Eskimo's common stock was working capital of Yogen.

     Purchase of Eskimo's Products. Integrated Brands, Inc., a subsidiary of Yogen, currently purchases, and in recent years has purchased, certain items of paper wrap, flavoring materials and chocolate coatings from Eskimo for use in the manufacture of prepackaged frozen novelty products. Such purchases involved aggregate payments of less than one percent (1%) of Eskimo's consolidated gross revenues.

     Offer to Purchase all of the Shares of Common Stock. IN CORRESPONDENCE WITH ESKIMO ON EACH OF NOVEMBER 3, 17 AND 25, 1998, YOGEN PROPOSED TO ACQUIRE, FOR CASH AT A PRICE OF $10.00, $10.25 AND $13.00 PER SHARE, RESPECTIVELY, IN A NEGOTIATED TRANSACTION, ALL OF THE ISSUED AND OUTSTANDING SHARES OF ESKIMO'S COMMON STOCK, subject to certain conditions, including a due diligence investigation. By correspondence with Yogen on each of November 10 and 18, 1998 and December 2, 1998, ESKIMO'S MANAGEMENT REJECTED THE FOREGOING PROPOSALS. Yogen had previously approached Eskimo, commencing in April 1998, with various proposals to acquire Eskimo, all of which proposals had been similarly rejected by Eskimo's management.

     Subsequent to November 25, 1998, Yogen had oral discussions with Eskimo regarding the acquisition of the issued and outstanding shares of Eskimo's Common Stock and with respect to the acquisition of certain assets of Eskimo. Yogen and Eskimo have not reached any agreements with respect to the foregoing.

     IN ADDITION, BY CORRESPONDENCE WITH ESKIMO DATED EACH OF JANUARY 26 AND 28, 1999, YOGEN EXTENDED, EACH ON A TWENTY-FOUR HOUR BASIS, PROPOSALS TO PURCHASE ALL OF THE ISSUED AND OUTSTANDING SHARES OF ESKIMO'S COMMON STOCK AT A PRICE OF $16.25 AND $16.50 PER SHARE, RESPECTIVELY, SUBJECT TO A LIMITED DUE DILIGENCE PERIOD. BOTH PROPOSALS WERE REJECTED BY ESKIMO'S MANAGEMENT AND WERE THE LAST PROPOSALS MADE BY YOGEN TO ESKIMO TO PURCHASE ALL OF ESKIMO'S BUSINESS. SUBSEQUENT DISCUSSIONS CONCERNING PURCHASE BY YOGEN OF PARTS OF ESKIMO'S BUSINESS TOOK PLACE AND WERE TERMINATED. THERE ARE CURRENTLY NO PENDING DISCUSSIONS BETWEEN ESKIMO AND YOGEN.

     On April 8, 1999, Yogen gave written notice to Eskimo of its intention to submit the Yogen Slate of Directors and the Yogen Proposals for the Annual Meeting. On June 15, 1999, Yogen submitted its proxy solicitation materials to Eskimo and demanded a copy of Eskimo's shareholder's list or an assurance that Eskimo would include Yogen's proxy materials in Eskimo's mailing to its Shareholder's with respect to the Annual Meeting. On June 22, 1999, Eskimo informed Yogen of its decision to include Proposals II (By-law amendment regarding Rights Plan) and III (By-law amendment regarding special meeting) prepared by Yogen in its Annual Meeting mailing.

     HOWEVER, IN ORDER FOR YOU TO VOTE FOR YOGEN PROPOSAL I (ELECTION OF YOGEN SLATE OF DIRECTORS) OR YOGEN PROPOSAL III (BY-LAW AMENDMENT REGARDING SPECIAL MEETINGS), YOU MUST SIGN, DATE AND RETURN THE ENCLOSED BLUE PROXY CARD. THEREFORE YOGEN HAS PROVIDED THIS PROXY SOLICITATION.

PROPOSAL I ELECTION OF YOGEN SLATE OF DIRECTOR)-YOGEN'S NOMINEES FOR ELECTION AS DIRECTORS

     Eskimo's By-Laws currently provide that the number of Directors of Eskimo shall be fixed by the stockholders or by the Board of Directors, but shall not be fewer than five (5) nor more than eight (8) persons. The Management Proxy Statement states that the total number of Directors to be elected at the Annual Meeting is seven (7).

     Each director shall be elected to serve until a successor is elected and qualified or until the director's earlier resignation or removal. Yogen has no reason to believe any of its nominees (the "Yogen Nominees") will be disqualified or unable or unwilling to serve if elected. If any Yogen Nominee should become unavailable for any reason, proxies may be voted for another person nominated by Yogen to fill the vacancy.

     Nominees for the Yogen Slate of Directors are: Messrs. Michael Serruya, Aaron Serruya, David Prussky, David M. Smith, David J. Stein, Benjamin Raphan and Edward Obadiah. Each of the Yogen Nominees has consented to serve as a Director if elected and intends to discharge his duties as Director in compliance with all applicable legal requirements, including the general fiduciary obligation imposed upon corporate directors pursuant to Section 13.1-690 of the Virginia Stock Corporation Act.

     THE YOGEN NOMINEES HAVE AGREED TO SERVE WITHOUT COMPENSATION AND WILL NOT RECEIVE ANY FEES, GRANTS OF OPTIONS OR OTHER COMPENSATION FOR SERVING ON THE ESKIMO BOARD OF DIRECTORS. THE CURRENT DIRECTORS OF ESKIMO ARE ENTITLED TO AN ANNUAL RETAINER OF $7,000 PLUS $500 FOR EACH MEETING OR COMMITTEE MEETING THEY ATTEND.

     AT THE ANNUAL MEETING, THE BLUE PROXY CARDS GRANTED BY SHAREHOLDERS WILL BE VOTED FOR THE ELECTION, AS DIRECTORS OF ESKIMO, OF THE YOGEN SLATE OF DIRECTORS LISTED BELOW, UNLESS A PROXY SPECIFIES THAT IT IS NOT TO BE VOTED IN FAVOR OF A YOGEN NOMINEE OF THE YOGEN SLATE OF DIRECTORS FOR DIRECTOR.

     The   following   information   concerning   age,   principal   occupation,
directorships and beneficial ownership of Common Stock has been furnished by the respective Yogen Nominees:

          1. Michael Serruya, age 35, is Co-Chairman of the Board, Co-President & Co-Chief Executive Officer of Yogen. He is a co-founder of Yogen and has been actively involved in its development since its inception in 1986. Together with Richard E. Smith, he is responsible for the development of Yogen's business plan. He also supervises the day-to-day operations at the principal office of Yogen. Michael Serruya was the co-recipient in 1992 and 1993 of the Academy of Collegiate Entrepreneurs Award for North America. Michael Serruya is a Canadian citizen and the brother of Aaron Serruya.

          2. Aaron Serruya, age 33, is the Executive Vice President & Secretary of Yogen. He is a co-founder of Yogen and has been actively involved in its development since its inception in 1986. His day-to-day responsibilities include selling all new franchises and resales, finding new locations, and research and development. Aaron Serruya was the co-recipient in 1992 and 1993 of the Academy of Collegiate Entrepreneurs Award for North America. Aaron Serruya is a Canadian citizen and the brother of Michael Serruya.

          3. David Prussky, age 41, is a Director of Yogen. He is a graduate of Osgoode Hall Law School (1981) and York University School of Administrative Studies (M.B.A., 1986) and from 1989 to 1992 he was an associate with Capital Canada Limited, an investment banking firm. Since 1992, Mr. Prussky has been an officer of Patica Corporation, an investment banking firm, which specializes in mergers and acquisitions and private placements.

          4. David M. Smith, age 33, is an Executive Vice President and Director of Yogen. In such capacity, he manages the information systems for Yogen and is involved in the marketing, new product development, sales and distribution functions of Yogen. David M. Smith has also been a Vice President of Integrated Brands Inc., since December 1989, and a Director of Integrated Brands Inc., since September 1993. David M. Smith is a United States citizen and is the son of Richard E. Smith a director and Co- Chief Executive Officer of Yogen.

          5. David J. Stein, age 38, is an Executive Vice President and Director of Yogen. In such capacity, he manages the marketing and new product development functions of Yogen, and is also involved in the business planning and acquisitions aspects of Yogen. Mr. Stein is also Vice Chairman and Chief Operating Officer of Integrated Brands, Inc. and has been a Vice President of Integrated Brands, Inc. since December 1989. Mr. Stein graduated from Harvard University in 1983.

          6. Benjamin Raphan, age 61, is and has been a partner of the law firm of Tenzer Greenblatt LLP since 1970, which firm is United States legal counsel to Yogen. From 1993 until 1998, Mr. Raphan served as a member of the Board of Directors of Integrated Brands, Inc., a subsidiary of Yogen. Mr. Raphan received L.L.B. and M.B.A. degrees from Columbia University.

          7. Edward Obadiah, age 68, is a graduate of Columbia University School of Engineering (B.S.E. Electrical Engineering, 1961). From 1965 to 1982, Mr. Obadiah was a Vice President of Western Union International. From 1982 to 1983, Mr. Obadiah was a Vice President of World Wide Telex. From 1984 to 1996, he was the Chief Network Engineer for Empire Blue Cross/Blue Shield. Mr. Obadiah is currently retired. Edward Obadiah is the father-in-law of David M. Smith.

     None of the Yogen Nominees is the beneficial holder of any shares of the Common Stock in an individual capacity.

     None of the Yogen Nominees has been: (i) convicted in any criminal proceeding during the last ten (10) years or (ii) a party to any proceeding in which any such Yogen Nominee was a party adverse to Eskimo or had a material interest adverse to Eskimo. In addition, none of the Yogen Nominees has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction (including bankruptcy proceedings) during the last five (5) years and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Except for their respective relationships with Yogen, if any, the Yogen Nominees have no direct or indirect relationship with, or interest in, Eskimo or such business transactions other than by virtue of their respective nominations as prospective members of Eskimo's Board of Directors. Other than as set forth above with respect to Yogen, none of the Yogen Nominees has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of Eskimo. Each of the Yogen Nominees is in compliance with Section 16(b) of the Exchange Act with respect to Eskimo, having timely filed any and all required reports (and amendments thereto) during the most recent fiscal year. Subject to the fulfillment of their fiduciary duties as Directors of Eskimo to consider any superior proposal, THE YOGEN SLATE OF DIRECTORS INTENDS, IF ELECTED, TO

     (I) ENTER INTO AND  CONSUMMATE A SALE OF ESKIMO PIE  CORPORATION  OR ALL OF
ITS  ASSETS  TO  ONE  OR  MORE  THIRD  PARTIES   OTHER  THAN  YOGEN   ("PROPOSED
ACQUISITIONS"), AND

     (II) CAUSE ESKIMO TO REDEEM THE RIGHTS CONTAINED IN THE RIGHTS AGREEMENT OR AMEND THE RIGHTS AGREEMENT TO PERMIT SUCH PROPOSED ACQUISITIONS.

     (III) THE YOGEN SLATE OF DIRECTORS ALSO INTEND TO TAKE WHATEVER OTHER ACTIONS ARE APPROPRIATE, SUBJECT TO FULFILLMENT OF THEIR FIDUCIARY DUTIES AS DIRECTORS OF ESKIMO, TO FACILITATE ANY PROPOSED ACQUISITIONS OF ESKIMO PIE CORPORATION OR ALL OF ITS ASSETS.


              PROPOSAL II (BY-LAW AMENDMENT REGARDING RIGHTS PLAN)
                         AMENDMENT "A" TO ESKIMO BY-LAWS

     The Rights Agreement, adopted by the Board of Directors of Eskimo in 1993 provides for the distribution of Rights to the Shareholders of record at the close of business on February 5, 1993. A complete text of the Rights Agreement is set forth in Eskimo's Report on Form 8-K for the event dated January 21, 1993 filed with the Commission in February 1993. The following summary of the Rights Agreement does not purport to be complete, and is subject to and qualified in its entirety by reference to such Form 8-K report, from which the description of the Rights as set forth as Item 1 therein is attached hereto as Exhibit 2. For purposes hereof, each Right entitles its holder to purchase shares of Common Stock at a 50% discount in the event of a "triggering event." A "triggering event" includes, among other events, the acquisition by a third party of twenty percent (20%) of Eskimo's voting securities. Upon the occurrence of a
"triggering event," the resulting dilution of the value of the third party acquirer's stock significantly increases the cost to such third party making any bid for Eskimo prohibitively expensive unless the Rights are redeemed or "rescinded" by Eskimo. Section 29 of the Rights Agreement vests with Eskimo's Board of Directors the "exclusive power and authority to administer the Rights Agreement and to exercise all rights and powers ... as may be necessary or advisable in the administration thereof, including a determination to redeem or not redeem the Rights or to amend the Rights Agreement."

     YOGEN BELIEVES THAT THE SHAREHOLDERS OF ESKIMO SHOULD DECIDE THEIR OWN FATE WITH RESPECT TO A PROPOSED TRANSACTION.

     CONTRARY TO SOME BUSINESS AND LEGAL COMMENTATORS, YOGEN BELIEVES THAT VESTING ADMINISTRATION OF THE RIGHTS AGREEMENT SOLELY IN THE BOARD OF DIRECTORS (PRESENT OR FUTURE) HAS THE EFFECT OF LIMITING ANY OUTSIDE BID TO PURCHASE ESKIMO, REGARDLESS OF WHETHER OR NOT THE SHAREHOLDERS WISH TO SELL.

     THE RIGHTS AGREEMENT, IF EXTENDED LONG ENOUGH, MAY KEEP THE COSTS OF AN ACQUISITION PROHIBITIVELY HIGH AND MAY HAVE THE EFFECT OF HAVING POTENTIAL BIDDERS LOSE INTEREST ALTOGETHER OR TO EFFECTIVELY REMOVE ESKIMO AS A PROFITABLE COMMODITY IN THE ACQUISITION MARKET.

     THE PROPOSED YOGEN BY-LAW AMENDMENT A WOULD PERMIT THE SHAREHOLDERS TO MONITOR THE BOARD OF DIRECTORS AND ENSURE THAT THE BOARD'S PREROGATIVES ARE NOT PLACED ABOVE THE BEST INTERESTS OF THE SHAREHOLDERS. SPECIFICALLY, THE AMENDMENT WOULD REQUIRE THAT THE BOARD OF DIRECTORS WILL CARRY OUT A RESOLUTION AUTHORIZING THE PARTIAL OR COMPLETE REDEMPTION OF, OR AMENDMENT TO, THE RIGHTS AGREEMENT, IF SUCH RESOLUTION IS AUTHORIZED AND APPROVED BY THE AFFIRMATIVE VOTE OF SHAREHOLDERS HOLDING A MAJORITY OF THE CAPITAL STOCK OF ESKIMO, WHICH IN EFFECT WOULD ALLOW THE SHAREHOLDERS OWNING OR HAVING THE RIGHT TO VOTE A MAJORITY OF THE ESKIMO CAPITAL STOCK TO AMEND OR REDEEM THE RIGHTS AGREEMENT. SET FORTH ON EXHIBIT 3 HERETO AND

INCORPORATED HEREIN BY REFERENCE IS THE COMPLETE TEXT OF THE PROPOSED NEW LANGUAGE TO BE ADDED AS SECTION 14 TO ARTICLE III OF ESKIMO'S BY-LAWS.

     Yogen believes that the Yogen By-law Amendment A is valid under Virginia law even though there is no case law on point. Yogen believes that while there is no definitive case law on point in Delaware, under Delaware law Yogen By-law Amendment A would be valid and that in jurisdictions where no case law exists with respect to a given corporate matter, the courts often look to Delaware law for guidance. Delaware law authorizes shareholders to adopt bylaws that relate to the powers of the shareholders and the board of directors. However, Yogen recognizes that the Virginia courts have not considered the validity of the Amendment or any similar by-law and , therefore, have not resolved the extent to which shareholder-adopted bylaws may limit the authority of the board of directors to oppose, or to adopt or employ defensive measures against, takeover bids favored by a majority of the shareholders. Accordingly , it is uncertain whether the shareholder rights bylaw would survive a court challenge.

     IN ORDER TO GIVE SHAREHOLDERS A GREATER VOICE IN THE GOVERNANCE OF ESKIMO, YOGEN RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL II (BY-LAW AMENDMENT REGARDING RIGHTS PLAN) BY SIGNING, DATING AND RETURNING THE BLUE PROXY CARD, TO AMEND THE BY-LAWS WITH RESPECT TO THE RIGHTS PLAN.

            PROPOSAL III (BY-LAW AMENDMENT REGARDING SPECIAL MEETING)
                         AMENDMENT "B" TO ESKIMO BY-LAWS

     Eskimo's By-Laws currently provide that only certain officers or the Board of Directors of Eskimo may call a special meeting of the shareholders. ABSENT AN AMENDMENT TO THE BY-LAWS, THE ESKIMO SHAREHOLDERS WILL BE EFFECTIVELY PRECLUDED FROM EXERCISING THE AUTHORITY GRANTED TO THEM AS A RESULT OF THE PROPOSED YOGEN BY-LAWS AMENDMENT A.

     In order to remedy this fact, Yogen is proposing an amendment to Eskimo's By-laws that would permit shareholders owning or having the right to vote at least 5% of the outstanding capital stock of Eskimo to call a special meeting of Eskimo's shareholders and thereby enable the shareholders to authorize the partial or complete redemption of, or amendment to, the rights agreement, in order to facilitate a transaction that would be economically beneficial to Shareholders.

     Specifically, this Proposal would amend Section 3 of Article II of the Eskimo By-laws. Set forth on Exhibit 3 hereto and incorporated herein by reference is the complete text of the proposed additional language to be substituted as Article II, Section 3 of the By-laws.

                            EXPENSES OF SOLICITATION

     The entire cost of soliciting the Yogen proxies, including the costs of preparing, assembling, printing and mailing this Proxy Statement, the proxy and any additional soliciting material furnished to Eskimo Shareholders, will be borne by Yogen. Eskimo has agreed to send proxies and proxy materials to the beneficial owners of stock, and Eskimo shall be reimbursed for its expenses by Yogen. Proxies may also be solicited by directors, officers or employees of Yogen in person or by telephone, telegram or other means. No additional compensation will be paid to such individuals for these services.

     Yogen  estimates  that  its  total  expenditures  relating  to  this  Proxy
Solicitation will be approximately $50,000 (including, without limitation, costs, if any, related to advertising, printing, fees of attorneys, financial advisors, solicitors, accountants, public relations, transportation and litigation). Total cash expenditures to date relating to this solicitation have been approximately $45,000.

                                 OTHER PROPOSALS

     In addition to the election of Directors, the Management Proxy Statement states that stockholders will vote to ratify the appointment of Ernst & Young LLP as the independent Certified Public Accountants of Eskimo for fiscal 1999. Yogen does not make any recommendation with respect to this proposal.

                             ADDITIONAL INFORMATION

     Reference is made to the Management Proxy Statement for information concerning the Common Stock, beneficial ownership of Common Stock by and other information concerning Eskimo's management, the principal holders of Common Stock and procedures for submitting proposals for consideration at Eskimo's 2000 Annual Meeting.

Dated: August    , 1999                       YOGEN FRUZ WORLD-WIDE INCORPORATED
              ---


                                              BY:_______________________________
                                                NAME:
                                                TITLE:

                                                                       EXHIBIT 1

          PURCHASE OF THE COMMON STOCK OF ESKIMO IN THE PAST 24 MONTHS

Date Shares Purchased           Purchase Price(1)               Shares Purchased
---------------------           --------------                  ----------------

December 11, 1998                  $ 13.375                         1,500
December 11, 1998                  $ 13.375(2)                     93,000
December 10, 1998                  $ 13.375                        47,500
December 9, 1998                   $ 13.375                        50,000
December 9, 1998                   $  13.25                         1,000
December 8, 1998                   $ 13.125                        13,000
December 8, 1998                   $  13.00                           200
December 7, 1998                   $12.9375                           500
December 7, 1998                   $  13.00                        15,200
December 4, 1998                   $  13.00(2)                    263,500
December 4, 1998                   $  13.00                        38,900
December 4, 1998                   $  13.00                        14,700
December 2, 1998                   $  13.00                         8,000
October 1, 1998                    $ 8.4754                        12,000
September 29, 1998                 $   8.50                         4,000
September 15, 1998                 $ 8.4754                         6,600
May 27, 1998                       $14.5663                        24,700
November 26, 1997                  $  11.00                         5,000
November 25, 1997                  $  10.95                        10,000


              SALE OF COMMON STOCK OF ESKIMO IN THE PAST 24 MONTHS

Date Shares Sold                   Sale Price                     Shares Sold
----------------                   ----------                     -----------

August 7, 1998                     $  11.00                         1,000
August 6, 1998                     $  11.00                         1,000
July 30, 1998                      $  11.75                         1,300
July 22, 1998                      $11.6875                         5,000
July 20, 1998                      $  12.00                         2,000
July 16, 1998                      $  12.00                         1,000



----------
(1)  Shares acquired by Yogen in public transactions unless otherwise indicated.
(2)  Shares acquired by Yogen in a private transaction.

 Date Shares Sold                  Sale Price                     Shares Sold
 ----------------                  ----------                     -----------

 July 6, 1998                      $13.3125                         1,000
 June 30, 1998                     $13.3750                         1,000
 June 29, 1998                     $13.3750                         1,000
 June 23, 1998                     $13.3125                         1,300
 June 19, 1998                     $13.4583                         3,000
 June 19, 1998                     $13.60                           3,000

                                                                       Exhibit 2

                  SUMMARY OF RIGHTS TO PURCHASE PREFERRED STOCK


     On January 21, 1993, the Board of Directors of Eskimo Pie Corporation, (the "Company"), declared a dividend distribution of one Right for each outstanding share of common stock, par value $1.00 per share (the "Common Stock"), of the Company to shareholders of record at the close of business on February 5, 1993 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company one-hundredth of a share (a "Unit") of newly authorized Series A Junior Participating Preferred Stock, par value $1.00 per share (the "Preferred Stock"). Each Unit of Preferred Stock is structured to be the equivalent of one share of Common Stock. Shareholders will receive one Right per share of Common Stock held of record at the close of business on the Record Date. The exercise price of the Right will be $75.00, subject to adjustment (the "Purchase Price").

     Rights will also attach to shares of Common Stock issued after the Record Date but prior to the Distribution Date unless the Board of Directors determines otherwise at the time of issuance. The description and terms of the Rights are set forth in a Rights Agreement (the "Agreement") between the Company and Mellon Securities Trust Company, as Rights Agent.

     Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate certificates evidencing the Rights (the "Rights Certificates") will be distributed. The Rights will separate from the Common Stock and a distribution of the Rights Certificates will occur (the "Distribution Date") upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"), (ii) 10 business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 20% or more of such outstanding shares of Common Stock. Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificates.

     The Rights are not exercisable until the Distribution Date and will expire at the close of business on January 21, 2000, unless earlier redeemed by the Company as described below. As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date, and thereafter such separate Rights Certificates alone will represent the Rights.

     Rights may not be transferred, directly or indirectly, (i) to any person who is an Acquiring Person, or (ii) to any person in connection with a transaction in which such person becomes an Acquiring Person or (iii) to any affiliate or associate of any such Person. Any Right that is the subject of a purported transfer to any such Person will be null and void.

     While each Right will initially provide for the acquisition of one Unit of Preferred Stock at the Purchase Price, the Agreement provides that if (i) an Acquiring Person purchases 30% or more of the outstanding Common Stock, or (ii) at any time following the Distribution Date, the Company is the surviving corporation in a merger with an Acquiring Person and its Common Stock is not changed or exchanged, or (iii) an Acquiring Person effects a statutory share exchange with the Company after which the Company is not a subsidiary of any Acquiring Person, each holder of a Right (except as set forth below) will thereafter have the right to receive, upon exercise and payment of the Purchase Price, Preferred Stock or Common Stock at the option of the Company (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to twice the amount of the Purchase Price.

     In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger, statutory share exchange, or other business combination in which the Company is not the surviving corporation (other than a transaction described in the preceding paragraph), or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except as set forth below) shall thereafter have the right to receive, upon exercise and payment of the Purchase Price, common stock of the acquiring company having a value equal to twice the Purchase Price. The events set forth in this paragraph and in the preceding paragraph are referred to as the "Triggering Events."

     At any time after any person becomes an Acquiring Person, the Company may exchange all or part of the Rights (except as set forth below for shares of Common Stock (an "Exchange") at an exchange ratio of one and one-half shares per Right, as appropriately adjusted to reflect any stock split or similar transaction.

     Upon the occurrence of a Triggering Event that entitles Rights holders to purchase securities or assets of the Company, Rights that are or were owned by the Acquiring Person that is a party to such Triggering Event or any affiliate or associate of such Acquiring Person on or after such Person's Stock Acquisition Date (other than Rights originally issued to such persons pursuant to the dividend distribution) shall be null and void and shall not thereafter be exercised by any Person (including subsequent transferees). Upon the occurrence of a Triggering Event that entitles Rights holders to purchase common stock of a third party, or upon the authorization of an Exchange, Rights that are or were owned by any Acquiring Person or any affiliate or associate of any Acquiring Person on or after such Person's Stock Acquisition Date (other than Rights originally issued to such persons pursuant to the dividend distribution) shall be null and void and shall not thereafter be exercised by any person (including subsequent transferees).

     The Purchase Price payable, and the number of shares of Preferred Stock, Common Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution.

     At any time until ten days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). Under certain circumstances set forth in the Agreement, the decision to redeem shall require the concurrence of a majority of the Continuing Directors, as defined below. Additionally, the Company may thereafter but prior to the occurrence of a Triggering Event redeem the Rights in whole, but not in part, at the Redemption Price provided that such redemption is incidental to a merger or other business combination transaction approved by a majority of the Continuing Directors involving the Company but not an Acquiring Person in which all holders of Common Stock are treated alike. After the redemption period has expired, the Company's right of redemption may be reinstated if an Acquiring Person reduces his beneficial ownership to less than 10% of the outstanding shares of Common Stock in a transaction or series of transactions not involving the Company. Immediately upon the action of the Board of Directors of the Company ordering redemption of the Rights, with, where required, the concurrence of the Continuing Directors, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     The term "Continuing Directors" means any member of the Board of Directors of the Company who was a member of the Board prior to the date of the Agreement, and any person who is subsequently elected to the Board if such person is recommended or approved by a majority of the Continuing Directors, but does not include an Acquiring Person, or an affiliate or associate of an Acquiring Person, or any representative of the foregoing entities.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Preferred Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

     Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Agreement may be amended by the Board (in certain circumstances, with the concurrence of the Continuing Directors) in order to cure any ambiguity, to make changes that do not adversely affect the interests of holders of Rights (excluding the interest of any Acquiring Person), or to shorten or lengthen any time period under the Agreement; provided, however, no amendment to adjust the time period governing redemption may be made at such time as the Rights are not redeemable.

     The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that acquires more than 20% of the outstanding shares of Common Stock of the Company if a Triggering Event thereafter occurs without the Rights having been redeemed or in the event of an Exchange. However, the Rights should not interfere with any merger or other business combination approved by the Board of Directors and the shareholders because the Rights are redeemable under certain circumstances.

     A copy of the Agreement is being filed with the Securities and Exchange Commission as an Exhibit to a Registration Statement on Form 8-A. A copy of the Agreement is available free of charge from the Rights Agent. This summary description of the Rights does not purport to be complete and is qualified in its entirety be reference to the Agreement, which is incorporated herein by reference.

                                                                       Exhibit 3

            PROPOSED NEW SECTION 14 TO ARTICLE III OF COMPANY BY-LAWS



          "14. Shareholder Instructions. The Board of Directors, in exercising its rights and duties with respect to the administration of the Shareholder Rights Agreement, dated January 21, 1993, between this corporation and Mellon Securities Trust Company, as rights agent (the "Rights Agreement") and any rights, options or warrants for the purchase of shares of Eskimo or other instrument of a similar type or kind, will carry out a resolution authorizing the partial or complete redemption of, or amendment to, the Rights Agreement, if such resolution is authorized and approved by the affirmative vote of shareholders owning or having the right to vote a majority of the capital stock of Eskimo. The provisions of this Section 14 may be repealed or amended only with the affirmative vote of holders of owning or having the right to vote a majority of the shares of this corporation entitled to vote thereon."

                                                                       EXHIBIT 4

        PROPOSED AMENDMENT TO SECTION 3 OF ARTICLE II OF COMPANY BY-LAWS

          "3. Special Meetings. Special meetings of the shareholders may be called by the Chairman of the Board, if one is elected, or the President or the Board of Directors or the affirmative vote of any shareholder or shareholders owning or having the right to vote at least 5% of the capital stock of this corporation outstanding and entitled to vote at such special meeting. This Section 3 may be repealed or amended only with the affirmative vote of holders owning or having the right to vote a majority of the shares of this corporation entitled to vote thereon."

BLUE PROXY


                             ESKIMO PIE CORPORATION
               ANNUAL MEETING OF SHAREHOLDERS -- SEPTEMBER 8, 1999

          THIS PROXY IS SOLICITED BY YOGEN FRUZ WORLD WIDE INCORPORATED
         IN OPPOSITION TO THE ESKIMO PIE CORPORATION BOARD OF DIRECTORS
                  AND FOR THE AMENDMENT OF ESKIMO PIE'S BY-LAWS



     The undersigned shareholder of Eskimo Pie Corporation ("Eskimo") hereby appoints ________, _________ and ___________, each of them, proxies, with full power of substitution, in each of them, to vote all shares of Common Stock, par value $1.00 per share, of Eskimo that the undersigned is entitled to vote if personally present at the 1999 Annual Meeting of Shareholders of Eskimo to be held on September 8, 1998, and at any adjournments or postponements thereof as indicated below and in the discretion of the proxies, to vote upon such other business as may properly come before the meeting, and any adjournment or postponement thereof. The undersigned hereby revokes any previous proxies with respect to matters covered by this Proxy.

     YOGEN FRUZ WORLDWIDE INCORPORATED RECOMMENDS A VOTE FOR PROPOSALS 1 THROUGH 3.

PROPOSAL 1.    ELECTION  OF YOGEN  SLATE OF  DIRECTORS  to elect  the  following individuals as Directors of Eskimo until the 2000 Annual Meeting of Shareholders: Michael Serruya, Aaron Serruya, David Prussky,
               David M.  Smith,  David J.  Stein,  Benjamin  Raphan  and  Edward
               Obadiah.

[_]  FOR ALL NOMINEES LISTED ABOVE (except as marked to the contrary below)

[_]  WITHHOLD AUTHORITY TO VOTE FOR THE NOMINEES LISTED ABOVE

     (To withhold authority to vote for any individual nominee listed above, write that nominee's name in the space provided below)

PROPOSAL 2.    By Law  Amendment  with  respect  to  Rights  Agreement  to amend
               Eskimo's by-laws to require THE Eskimo Board of Directors to carry out a resolution authorizing partial or complete redemption or amendment to the Eskimo Rights Agreement, if such resolution is authorized and approved by affirmative vote of shareholders owning or having the right to vote at least a majority of the capital stock of Eskimo.

                 [_]  FOR        [_] AGAINST        [_] ABSTAIN

PROPOSAL 3.    By Law  Amendment  with  respect  to  Special  Meetings  to amend
               Eskimo's by-laws to allow the shareholders owning or having the right to vote at least 5% of the outstanding capital stock of Eskimo to call a special meeting of shareholders.

                 [_]  FOR        [_] AGAINST        [_] ABSTAIN




THIS PROXY, WILL BE VOTED IN ACCORDANCE WITH THE INSTRUCTIONS GIVEN ABOVE. IF NO INSTRUCTIONS ARE GIVEN, THIS PROXY WILL BE VOTED FOR PROPOSALS 1 THROUGH 3 AND IN THE DISCRETION OF THE PROXIES, TO VOTE UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING, AND ANY ADJOURNMENT OR POSTPONEMENT THEREOF.

                                            ----------------------------------
                                            (Date)

                                            ----------------------------------
                                            (Signature)

                                            ----------------------------------
                                            (Title)

                                            ----------------------------------
                                            (Signature, if held jointly)


When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee, guardian, corporate officer or partner, please give full title as such. If a corporation, please sign in corporate name by President or other authorized officer. If a partnership, please sign in partnership name by an authorized person. This Proxy votes all shares held in all capacities.


     PLEASE MARK, SIGN, DATE AND MAIL PROMPTLY IN THE ENCLOSED ENVELOPE

                                    IMPORTANT

YOUR PROXY IS IMPORTANT. NO MATTER HOW MANY SHARES YOU OWN, PLEASE GIVE YOGEN FRUZ WORLDWIDE INCORPORATED YOUR PROXY FOR APPROVAL OF ITS PROPOSALS BY:

     MARKING the enclosed BLUE Annual Meeting proxy card,

     SIGNING the enclosed BLUE Annual Meeting proxy card,

     DATING the enclosed BLUE Annual Meeting proxy card,

     MAILING the enclosed BLUE Annual Meeting proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

     IF YOU HAVE ALREADY SUBMITTED A PROXY TO ESKIMO FOR THE ANNUAL MEETING, YOU MAY CHANGE YOUR VOTE TO A VOTE FOR THE YOGEN FRUZ WORLDWIDE INCORPORATED PROPOSALS BY MARKING, SIGNING, DATING AND RETURNING THE ENCLOSED BLUE PROXY CARD FOR THE ANNUAL MEETING, WHICH MUST BE DATED AFTER ANY PROXY YOU MAY HAVE SUBMITTED TO ESKIMO. ONLY YOUR LATEST DATED PROXY FOR THE ANNUAL MEETING WILL COUNT AT SUCH MEETING.

IF YOU HAVE ANY QUESTIONS OR REQUIRE ANY ADDITION INFORMATION CONCERNING THIS PROXY STATEMENT OR THE PROPOSALS BY YOGEN FRUZ WORLDWIDE INCORPORATED, PLEASE CONTACT MICHAEL SERRUYA AT YOGEN FRUZ WORLD-WIDE INCORPORATED, 8300 WOODBINE AVENUE, MARKHAM, ONTARIO L3R 9Y7 CANADA AT (905) 479-8762 (EXT. 225).

IF ANY OF YOUR SHARES ARE HELD IN THE NAME OF A BROKERAGE FIRM, BANK, BANK NOMINEE OR OTHER INSTITUTION, ONLY IT CAN VOTE SUCH SHARES AND ONLY UPON RECEIPT OF YOUR SPECIFIC INSTRUCTIONS. ACCORDINGLY, PLEASE CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND INSTRUCT THAT PERSON TO EXECUTE THE BLUE ANNUAL MEETING PROXY CARD AND TO VOTE IN FAVOR OF THE THREE PROPOSALS.